

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2020

Scott Gordon
Chi
Silver Spike Acquisition Corp II
660 Madison Avenue
Suite 1600
New York, NY 10065

> **Re: Silver Spike Acquisition Corp II**
> **Draft Registration Statement on Form S-1**
> **Filed October 1, 2020**
> **File No. 377-03615**

Dear Mr. Gordon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed October 1, 2020

Summary
Acquisition Process, page 10

1. We note that certain of your officers currently serve in similar roles for Silver Spike Acquisition Corporation, a special purpose acquisition company that is seeking a target. Please revise your disclosure here and elsewhere as appropriate, to include information regarding the status of Silver Spike Acquisition Corp., including that it is seeking a target and whether your officers may have a conflict of interest with respect to evaluating a particular business combination because these individuals have pre-existing fiduciary obligations to Silver Spike Acquisition Corp.

Proposed Business, page 84

2.   You state that you believe "the cannabis industry will continue to grow at a rapid pace in the coming years – with the potential to reach several hundred billion dollars of sales within the next ten years." In revised disclosure, clarify whether you are referring to the size and growth potential of the industry within the United States, globally, or for a particular region, and whether you refer to cumulative or annual sales. Also disclose the corresponding current sales level in the referenced market and the company's basis or bases for the (potential) increased level of sales to "several hundred billion dollars."

Management, page 109

3.   Please expand the biographical descriptions for Messrs. Gordon, Healy, and Gentile to discuss their current positions with Silver Spike Acquisition Corp., and include corresponding entries in the tabular list of conflicts at page 114. Also revise the risk factors which begin "Our officers and directors will allocate their time to other businesses" and "Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities engaged in business activities" at page 52 to disclose their respective roles with that entity.

    You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Derek Dostal